SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem Reports Net Revenue of R$8.7 billion in 4Q11

Net revenue grew 19% in 2011

HIGHLIGHTS:

▶  Focus on competitiveness

✓  In a scenario marked by slowing demand and narrowing spreads in global markets, Company's EBITDA in the 4Q11 was US$396 million or R$718 million. In the year, EBITDA reached US$2.2 billion, down 3% from 2010.

✓  In the last quarter, the average utilization rate for the crackers was 80%, explained by the planned maintenance shutdowns in Triunfo and in Bahia, which was anticipated in response to the lower global demand.

✓  Progress on the PVC and Butadiene capacity-expansion projects, which aim to add value to the existing streams and meet the continued market growth, ensuring the startup of these projects by May and July 2012, respectively.

✓  Implementation of the program to reduce fixed costs, which aims to maintain Company’s competitiveness, even in a scenario marked by inflationary pressure and the merger of the new assets. Selling, General and Administrative Expenses of R$1.9 billion, virtually in line with 2010.

✓    The synergies from the Quattor acquisition stood at R$400 million, 6% higher than expected. In 2012, the full synergy gains of R$495 million in annual and recurring EBITDA are expected to be captured.

▶  Expansion and diversification of feedstock

✓  Progress on installing the Ethylene XXI Project in Mexico, which enjoys competitive feedstock – ethane basis (gas) - and access to the Mexican market, which is a net importer of polyethylene. The Project Finance is in the final phase of negotiations and should involve US EXIM, BNDES, SACE, BANCOMEX/NAFINSA, IADB, IFC and commercial banks.

✓  Conclusion in 2011 of the first phase of the engineering project for Comperj (FEL 1), the new petrochemical complex to be built in the state of Rio de Janeiro. In 2012, progress should be made on the engineering studies and on defining the project’s final scope.

▶  Commitment to financial health

✓  In early 2012, Braskem reopened the bond issue due in April 2021, placing US$500 million with a yield of 5.75% p.a., 25bps below the original issue; and the perpetual bond issue, with a yield of 7.345% p.a., also below the original issue. The objective was to take advantage of the window of opportunity in capital markets and pre-pay short and medium term debt, in line with the strategy to increase the average term and improve the debt profile.

EXECUTIVE SUMMARY:

The lack of definition on any clear strategy to contain Europe’s sovereign debt crisis and its impacts on the global financial system adversely affected the world economic growth in the last quarter of 2011, leading to slowing demand for petrochemicals.

This scenario had a significant impact on spreads for resins1 and basic petrochemicals2 in international markets, which decreased from 3Q11 by around 14% and 10%, respectively.

Brazil became the world’s sixth largest economy, with GDP in the year of around US$2.4 trillion. However, given the turbulent global environment, the domestic economy continued to decelerate in the fourth quarter, and GDP growth in 2011 was 2.7%.

Brazilian demand3 for thermoplastic resins in the quarter was 1.2 tons, decreasing 10% from 3Q11, influenced by the quarter’s seasonality and the global scenario. Meanwhile, imports decreased by 13% to around 350 ktons. In the period, Braskem’s sales totaled 775 ktons, down 10%, accompanying the lower demand in the domestic market. The average capacity utilization rate of the Company’s crackers was 80%, reflecting the two maintenance shutdowns, one scheduled for October at the Triunfo site in the state of Rio Grande do Sul, and the other at the Camaçari site in the state of Bahia, which was originally planned for early 2012, but was anticipated to November in view of market conditions. Meanwhile, resin4 prices remained practically in line with 3Q11, influenced by the average depreciation in the Brazilian real against the U.S. dollar of around 10%.

In 2011, the Brazilian resins thermoplastic demand was similar to the previous year, at 4.9 million tons. The main impact was the higher imports of manufactured goods, which in large part were driven by the ICMS tax benefits granted by certain Brazilian ports, combined with the stronger local currency.

EBITDA in the quarter was R$718 million, or US$396 million, affected by the continuous contraction in the contribution margin, which followed the downward trend in international spreads and by the lower sales volume in relation to 3Q11. EBITDA margin excluding naphtha resale was 9.4%.

In 2011, Braskem’s EBITDA was US$2,246 million, down 3% from 2010. In Brazilian real, EBITDA was R$3,742 million, compared to R$4,055 million in the prior year. In addition to the unfavorable economic environment, the main challenges faced by the Company included (i) the power blackout that impacted the production of the assets located in Brazil’s Northeast; (ii) the competition from imported products, which benefitted from ICMS tax discounts and the stronger real; (iii) the narrowing spreads in the second half of the year, which followed the trend in international markets.

Meanwhile, the Company directed its efforts to boosting its competitiveness by (a) implementing a program to reduce fixed costs, which, despite the merger of the new assets, the wage increases and the inflation measured by the IPCA index of 6.5% in the period, kept Selling, General and Administrative expenses stable in relation to 2010; (b) the capture of synergies from the Quattor assets acquisition, which in 2011 totaled R$400 million in annual and recurring EBITDA, above the expectation of R$377 million; (c) the acceleration in investments in the PVC and Butadiene projects; and (d) finding a solution to combat the fiscal incentives granted by certain Brazilian port to imported goods.

On December 31, 2011, Braskem’s net debt stood at US$6.4 billion, increasing 10% from the end of 3Q11. In view of the acceleration of investments in the capacity-expansion projects and the conclusion of the transaction to acquire the Polypropylene assets from Dow, financial leverage measured by the net debt/EBITDA ratio expressed in U.S. dollar increased from 2.32x to end the quarter at 2.83x.

In this scenario of high volatility and strong international competition, the Federal Government has played an important role with the development of the national industry. On December 2011, for example, it was implemented the program “Reintegra", which is valid until December 2012. The objective is to improve the competitiveness of Brazilian producers by refunding the federal taxes levied on their export sales. The refund corresponds to 3% of export revenue and will be made via cash reimbursements or credits offsetting federal tax payments. In the program’s first month, the Company recorded a tax credit of R$18 million (see Note 31 to the financial statements).

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

280% Ethylene and propylene, 20% BTX (base Europe)

3Demand was measured by the Company’s internal estimates, Abiquim data (PVC) and the Alice import system.

4 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

In addition, the recent measures to combat the excessive appreciation in the Brazilian real (IOF tax levied on financial transactions at the rate of 6% for operations of 5 years or shorter) and the various initiatives to promote and strengthen competitiveness implemented by the Brasil Maior Industrial Policy Plan, for instance, reinforce the Government’s commitment to defend the domestic market and local manufacturers. The Federal Government also implemented measures to boost consumption and improve the competitiveness of Brazilian producers, such as (i) reducing the rate of federal VAT tax (IPI) for white goods (e.g., refrigerators, kitchen ranges and washing machines); (ii) an additional tax on the import tariff of imported vehicles; (iii) and the proposal for amendment of the taxation system for the import of textiles.

PERFORMANCE

▶  Net Revenue

In the last quarter of the year, consolidated net revenue was US$4.8 billion, down 9% from 3Q11, explained by the decrease in resins sales volume and the reduction in the average price in U.S. dollar. Measured in Brazilian real, net revenue was R$8.7 billion, virtually in line with the prior quarter, reflecting the depreciation in the Brazilian real versus the U.S. dollar of 10% in the period.

In comparison with 4Q10, consolidated net revenue in U.S. dollar grew 18%, reflecting the higher prices practiced in the period. In Brazilian real, consolidated net revenue grew 25%, enhanced by the average local-currency depreciation of 6% in the period.

In 2011, consolidated net revenue was US$19.9 billion or R$33.2 billion, up 25% and 19% from the prior year, respectively, reflecting the higher average prices practiced, which increased by around 5% for resins and 20% for basic petrochemicals.

Revenue from Brazilian exports in 4Q11 was US$1.9 billion (32% of total net revenue), in line with the prior quarter. This performance was basically driven by the continued opportunity for naphtha resale, which reached US$588 million in the quarter. In comparison with 4Q10, exports grew by around 75%, reflecting the higher average price and the higher volume of resale in the period.

The higher volume of naphtha resale reflects Braskem’s current position as one of the world’s largest naphtha buyers, with this scale allowing the Company to resell volumes not consumed at positive margins.

In 2011, export revenue was US$6.5 billion (33% of net revenue), around US$2.3 billion higher than on the prior year. The increase was largely due to the growth in  naphtha resale operations in the period, of US$1.7 billion, associated with the higher prices in the international market, which registered strong hikes, in double digits.

 Highlights by Segment

▶  Polyolefins

Brazilian market: estimated demand for Polyolefins (PE and PP) in 4Q11 was 935 ktons, decreasing 7% from 3Q11, in line with the seasonality of the last quarter of the year and the destocking trend in the chain, which followed the global industry activity. Compared to 4Q10, a period during which the Brazilian economy grew at an accelerated pace, driven by the higher government spending due to the election cycle, this demand decreased by 6%.

In 2011, Brazilian demand reached 3.7 million tons, down 2% from 2010, influenced by the higher entry of manufactured goods in the Brazilian market, due to the contraction in the global economy that  worsened in the third quarter of the year, and by the benefits mentioned before.

Domestic sales: the Company registered local sales of 652 ktons, decreasing 10% from 3Q11, basically due to the slower domestic consumption. Market share in the quarter was approximately 70%. In comparison with 4Q10, these sales decreased 12%, explained by factors mentioned before.

Export sales: in the last quarter of the year, exports totaled 308 ktons, down 21% and 4% from 3Q11 and 4Q10, respectively. The main factors were the lower production volume and the uncertainty in the international market, which spurred a destocking trend throughout the chain.

Production: in 4Q11, production volume was 953 ktons, down 9% and 11% from the prior quarter and 4Q10, respectively, which in both cases is explained by the scheduled maintenance shutdowns.

Year: the Company’s total sales were 3,978 ktons, slightly down 2% from 4,062 ktons in 2010. The  domestic sales reached 2,675 ktons, 8% down, explained by the higher imported volume of resins. This decrease was partially offset by the growth in export sales of 13% to 1,303 ktons in the period, mainly to markets in which the Company has qualified sales. Meanwhile, production volume was 3,957 ktons, down 4% from the prior year, affected by the scheduled and unscheduled (power blackout) shutdowns during 2011.

▶  Vinyls

Brazilian market: estimated demand for PVC was approximately 266 ktons in the quarter, down 19% from 3Q11, but in line with 4Q10. In 2011, PVC demand was 1,125 ktons, up 4% from 2010, reflecting the continued strong performance of Brazil’s construction industry, which benefitted from the major infrastructure works, related to port infrastructure, urbanization and preparations for World Cup and Olympics.

Domestic sales: in 4Q11, Braskem registered PVC sales of 122 ktons, which decreased by less than the overall market, leading to a gain of 5% in the Company’s market share. In the same period, caustic soda sales posted growth to 115 ktons. In comparison with 4Q10, PVC and soda sales decreased by 6% and 4%, following the drop in demand.

Production: with a capacity utilization rate of 91%, PVC production reached 118 ktons in the fourth quarter, down 3% from 3Q11. Meanwhile, soda sales volume was 110 ktons, down 6%. In both cases, the lower volume was driven by the scheduled shutdown at the cracker in Bahia state. In comparison with 4Q10, PVC production was in line, while soda production grew by 11%.

Year: PVC and soda sales decreased 4% and 10% to 484 ktons and 415 ktons, respectively, in relation to 2010. Production volume was 439 ktons for PVC and 367 ktons for soda. The power blackout that affected the Company’s operations in the Northeast through mid-May was the main factor that negatively impacted the sales and production volume of both products in 2011.

▶  Basic Petrochemicals

Ethylene and propylene: in 4Q11, the Company’s total sales were 213 ktons, down 6% from 3Q11, due to the product’s lower availability. Following the trend in the international market, the average prices of ethylene and propylene increased by 4% and decreased by 6%, respectively, in relation to the prior quarter. In relation to 4Q10, sales volume increased 4%, while ethylene and propylene prices rose 22% and 13%, respectively.

Butadiene: in 4Q11, total butadiene sales volume was 75 ktons, decreasing 12% and 1% from 3Q11 and 4Q10, respectively. Following the strong increase during most part of the year, butadiene prices fell 26% sequentially in 4Q11, in response to the lower global demand; however, in comparison with 4Q10, prices were 42% higher.

BTX: in 4Q11, sales of aromatics decreased to 239 ktons, influenced by the scheduled maintenance shutdown. In relation to 4Q10, sales remained practically stable. Meanwhile, BTX prices increased around 18%, following the trend in international markets.

Performance (tons) BASIC PETROCHEMICALS	4Q11 (A)	3Q11 (B)	4Q10 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	2011 (D)	2010 (E)	Change (%) (D)/(E)

Total Sales
Ethylene/Propylene	212,931	226,433	205,110	(6)	4	872,313	931,703	(6)
Butadiene	74,962	85,503	75,590	(12)	(1)	311,542	328,107	(5)
BTX*	239,121	268,513	238,318	(11)	0	983,815	1,121,010	(12)

Year: in general, sales in 2011 of basic petrochemicals decreased in relation to the prior year, primarily due to the atypical situation of shutdowns in relation to the previous year. However, the lower sales volume was partially offset by the higher average price, which increased around 20% in the year.

Ethylene production in 4Q11 was 759 ktons, reflecting the average capacity utilization rate of 80% in the period, which was affected by the scheduled shutdowns at the Camaçari and Triunfo sites. In the year, the average utilization rate was 83%, explained by the greater number of scheduled planned shutdowns and unscheduled maintenance shutdown – a result of the power blackout that affected the northeast operations -  which led to ethylene production of 3,119 ktons, down 5% from 2010.

Performance (tons)	4Q11	3Q11	4Q10	Change (%)	Change (%)	2011	2010	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	759,262	812,442	791,333	(7)	(4)	3,119,158	3,276,626	(5)
Propylene	324,245	365,629	353,195	(11)	(8)	1,412,019	1,520,142	(7)
Cumene	67,882	72,708	75,098	(7)	(10)	295,529	286,284	3
Butadiene	76,598	84,245	70,868	(9)	8	314,534	321,709	(2)
BTX*	262,126	290,174	292,447	(10)	(10)	1,165,437	1,310,545	(11)
BTX* Benzene, Toluene, Orthoxylene and Paraxylene

▶  International Business Unit

Market: the last quarter of the year was marked by slowing demand, which was mainly affected by the continued expectation of lower PP prices resulting from the sharp drop in monomer prices. Sales:  the International Business unit, represented by the operations in USA and Europe, registered PP sales volume of 426 ktons in the quarter, reflecting the consolidation of the results from the PP assets acquired in October 2011.

Production: production volume in 4Q11 was 430 ktons.

Year: production volume was 1,010 ktons, while sales volume was 1,017 ktons. For both indicators, the increases of around 20% over 2010 were driven by the incorporation of new assets.

Performance (tons)	4Q11	3Q11	4Q10	Change (%)	Change (%)	2011	2010	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	426,174	206,387	209,453	106	103	1,016,823	840,095	21

Production
PP	429,678	198,008	208,986	117	106	1,010,183	840,022	20

The trajectories in capacity utilization rates for Braskem’s main products reflect the scheduled shutdown at the Triunfo unit in late October and the anticipation of the shutdown at the Camaçari unit in November in response to the deterioration in global demand in the last quarter of the year.

▶  Cost of Goods Sold

 In 4Q11, Braskem’s COGS was R$8.0 billion, up 3% on the prior quarter, which is explained by the consolidation of the Dow assets. Excluding the consolidation effects, Braskem’s COGS in 4Q11 decreased by 5% from the prior quarter.

In the last quarter of the year, the ARA reference price for naphtha, the main feedstock, stood at US$875/ton, decreasing 8% from 3Q11 (US$953/ton). The three-month moving average, which is a reference for the level of domestic supply, was US$923/ton, down 5% from the prior quarter (US$969/ton). Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. This reduction was partially offset by the 10% appreciation in the average Brazilian real/U.S. dollar exchange rate in the period.

Regarding the average price of gas feedstock, the benchmark Mont Belvieu price of ethane increased 10% from 3Q11 to US$86 cts/gal. Meanwhile, the price of propane feedstock decreased 6% to US$144 cts/gal. The average U.S. Gulf reference price for propylene decreased 27%, to an average of US$1,235/ton, which is explained by the period’s seasonality and the higher propylene inventories in the U.S. market.

In comparison with 4Q10, COGS increased 39%, basically reflecting the higher prices of feedstock. The moving average for ARA naphtha increased 32%.

In 2011, COGS was R$29 billion, up 25% from R$23 billion in the previous year, reflecting the sharp hikes in feedstock prices, which were partially offset by the lower sales volume. The ARA naphtha price averaged US$931/ton in the year, 31% higher than the average in 2010 (US$713/ton), reflecting the continuous increase and volatility in oil prices. Despite gas competitiveness, the Mont Belvieu reference ethylene and propane prices increased 28% and 25% to US$77 cts/gal and US$146 cts/gal, respectively, driven by the severe winter conditions in the Northern Hemisphere in early 2011 and the unscheduled maintenance shutdowns, which limited product supply. Meanwhile, the U.S. Gulf propylene price averaged US$1,629/ton, increasing 23% from 2010, impacted by the product’s limited supply.

▶  Selling, General and Administrative Expenses

In 4Q11, SG&A expenses were R$492 million, down 1% from the prior quarter. Compared to 4Q10, SG&A expenses decreased by R$65 million or 12%.

Selling Expenses in the quarter were R$215 million, remaining stable in relation to 3Q11. Despite the lower sales volume in the period, selling expenses were negatively impacted by R$13 million due to reclassifications in the period related to container handling at ports. Compared to 4Q10, these expenses increased by only 2%.

General and Administrative Expenses came to R$277 million in the quarter, down R$2 million from 3Q11. Compared to 4Q10, G&A declined by R$70 million, reflecting the higher non-recurring expenses in that quarter with publicity, outsourcing, technical consulting and adjustments to the salary scale that were related to the Quattor acquisition in 2010.

In 2011, despite the consolidation of Cetrel, the acquisition of PP assets from Dow and the higher impact from Braskem Idesa (Ethylene XXI Project in Mexico, consolidated as of June 2010), which combined added SG&A expenses of R$37 million, and the wage increases under collective bargaining agreements, SG&A expenses came to R$1.9 billion, virtually unchanged from 2010, demonstrating the Company’s efforts to reduce fixed costs even in a scenario marked by inflationary pressures.

▶  EBITDA

Braskem’s consolidated EBITDA5 in 4Q11 was R$718 million, decreasing 24% from 3Q11. In U.S. dollar, EBITDA decreased 30% to US$396 million. This performance was attributable, mainly, to (i) the lower sales volume, which was affected by the quarter’s seasonality and the scheduled maintenance shutdowns; and (ii) the decrease in spreads for thermoplastic resins and the main basic petrochemicals in international markets of around 14% and 10%, respectively. EBITDA margin in the quarter was 8.2%, decreasing 2.6 percentage points from 3Q11. Meanwhile, EBITDA margin ex-resale was 9.4%.

In relation to 4Q10, EBITDA decreased by 33% in Brazilian real and 37% in U.S. dollar. The lower sales volume and higher feedstock prices offset the higher sales prices.

In 2011, Braskem’s consolidated EBITDA was R$3.7 billion, down 8% from R$4.1 billion in the prior year. The higher spreads for the main basic petrochemicals, which increased around 20% in the year, partially offset the lower sales volume and narrower thermoplastic resin spread. EBITDA margin was 11.3%, compressing 3.3 percentage points from 14.6% in 2010. Excluding the effects from naphtha resale, EBITDA margin was 12.8% in the year.

In U.S. dollar, EBITDA decreased 3% from the prior year to US$2.2 billion in 2011, which reinforces the Company’s exposure to this currency.

Note: see the reconciliation of Net Income and EBITDA in Exhibit III.

5 EBITDA may be defined as earnings before the financial result, income tax and social contribution tax (CSLL), depreciation and amortization, and revenues and expenses from the divestment or impairment of fixed/intangible assets. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and may be defined and calculated differently by other companies.

SYNERGIES:

Braskem remains focused on capturing the synergies identified from the acquisition of the Quattor assets, which in 2011 totaled R$400 million in annual and recurring EBITDA, higher than the estimate of R$377 million. The full synergy gains of R$495 million in annual and recurring EBITDA are expected to be captured in 2012.

The largest gains continued to be on the industrial and logistics fronts, largely due to (i) the better planning of export operations; (ii) the reduction in the number of grades; (iii) the integrated purchase of feedstock (naphtha and propylene); (iv) the optimization of integrated planning for petrochemical complexes and polymer plants; and other measures.

An analysis of the Company’s Income Statements shows that the synergies are mainly allocated to the line Production Revenue and Costs, which accounts for around 70% of the total captured.

Regarding the recent acquisition of PP assets from Dow, Braskem identified synergies of US$140 million in net present value, still to be captured. The principal gains are related to optimizing the product portfolio, logistics and supply costs and feedstock purchases, as well as maximizing the operating efficiency of industrial plants.

▶  Net Financial Result

In 4Q11, the net financial result was an expense of R$607 million, compared to an expense of R$2,064 million in the prior quarter. This variation is basically explained by the appreciation in the U.S. dollar6 against the Brazilian real of 19% in the prior quarter, compared to the 1% appreciation in 4Q11.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any change in the exchange rate has an impact on the accounting financial result. On December 31, 2011, this exposure was composed: (i) in the operations, by 59% of suppliers, which was partially offset by 66% of accounts receivable; and (ii) in the capital structure, by 73% of net debt. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

It is worth noting that the negative exchange variation impact of R$210 million in the quarter and of R$1,237 million in 2011 does not have a direct impact on Company’s cash position in the near term. This amount represents foreign exchange accounting impacts, especially on the Company’s debt, which will only be disbursed when the debt, which has a total a average maturity term of 12 years. Dollar-pegged debt has an average maturity of 17 years.

6 On December 31, 2011, the Brazilian real/U.S. dollar exchange rate was R$1.8758/US$1.00.

Excluding the effects from foreign exchange and monetary variation, the net financial result in 4Q11 was an expense of R$337 million, decreasing by R$42 million from the expense in the prior quarter. The lower volatility in the exchange rate during 4Q11 led to a reduction in the provisioning of interest in the foreign market from 3Q11.

On the same basis, the net financial result in 2011 was an expense of R$1,326 million, decreasing R$342 million from the expense in the previous year, which is basically explained by the strategy of restructuring Company’s debt profile and increase the average maturity of the debt.

The following table shows the composition of Braskem's net financial result on quarterly and annual basis.

Million of R$	4Q11	3Q11	4Q10	2011	2010

Financial Expenses	(773)	(2,531)	(585)	(3,574)	(2,011)
Interest Expenses	(253)	(284)	(244)	(990)	(932)
Monetary Variation (MV)	(78)	(72)	(75)	(301)	(441)
Foreign Exchange Variation (FX)	(293)	(2,021)	148	(1,660)	431
Net Interest on Fiscal Provisions	(76)	(58)	(87)	(236)	(268)
Others*	(73)	(95)	(329)	(387)	(801)
Financial Revenue	166	467	44	769	393
Interest	58	48	64	231	272
Monetary Variation (MV)	18	7	10	59	86
Foreign Exchange Variation (FX)	83	401	(42)	423	(25)
Net Interest on Fiscal Credits	10	2	2	37	8
Others	(3)	9	9	19	52
Net Financial Result	(607)	(2,064)	(541)	(2,805)	(1,618)

Million of R$	4Q11	3Q11	4Q10	2011	2010

Net Financial Result	(607)	(2,064)	(541)	(2,805)	(1,618)
Foreign Exchange Variation (FX)	(210)	(1,620)	106	(1,237)	405
Monetary Variation (MV)	(60)	(65)	(65)	(242)	(355)
Net Financial Result Excluding FX and MV	(337)	(379)	(583)	(1,326)	(1,668)
* Non recurring expenses classified under Others

Net Income/Loss

Braskem recorded a net loss of R$201 million in 4Q11, primarily due to its lower cash generation in the period. In 2011, the Company recorded a net loss of R$517 million, compared to net income of R$1,889 million in 2010. Contributing to the result was the financial expense of R$2.8 billion, driven by the Brazilian real depreciation in the year which led to a net foreign exchange loss of R$1.2 billion, and the lower operating performance.

Dividends

The Company’s Management proposes to the Annual General Meeting to be held on April 30, 2012, the distribution of dividends in the total amount of R$482 million, based on the unrealized profit reserve (see Note 29 – Shareholders’ Equity – Items (e) Unrealized profit reserve and (h.2) Net income in 2011 and proposed dividends), which was also used to absorb the balance of accumulated losses in 2011 of R$496 million.

▶  Cash Flow

Braskem’s operating cash flow (OCF), adjusted for Financial Investments, was R$519 million in 4Q11, decreasing R$912 million from R$1,431 million in the prior quarter, which is mainly explained by the stability of working capital levels, that waspositively affectedby the Suppliers account in 3Q11. The positive variation of R$822 million in Accounts Receivable and Other Accounts Receivable was offset by the negative variations in Suppliers and other liabilities, which generated an impact of R$727 million.

R$ Million	4Q11	3Q11	4Q10	2011	2010

Operating Cash Flow Ajusted	519	1,431	1,039	3,572	3,800
Interest Paid	(236)	(145)	(262)	(802)	(961)
Income Tax and Social Contribution	(11)	(24)	(31)	(83)	(59)
Investments	(1,382)	(648)	(516)	(2,866)	(2,874)
Free Cash Flow Adjusted	(1,111)	614	229	(180)	(94)

Adjusted Free Cash Flow was negative R$1,111 million, down R$1,725 million compared to 3Q11, largely due to the R$606 million (US$323 million) payment in October for the acquisition of the PP assets of Dow and the acceleration in investment activities, particularly the PVC and Butadiene capacity-expansion projects. Meanwhile, the higher interest paid in the period was due to the concentration of payments of semiannual coupons on bonds issued by the Company in the second and fourth quarter of the year.

In 2011, Adjusted Free Cash Flow was negative R$180 million, decreasing R$86 million from the prior year, impacted by the lower cash flow in the period. On the other hand, the line Interest Paid declined 16%, which reflects the reduction in debt costs driven by the restructuring of the Company’s debt profile. Investment activities were in line with 2010.

▶  Capital Structure and Liquidity

On December 31, 2011, Braskem's gross debt was US$8,084 million, up 5% from the balance on September 30, 2011. Given the uncertainty in the global environment, and in order to preserve its liquidity, at the end of 2011, the Company took advantage of attractive conditions and hired R$800 million through an 8-year credit line from Caixa Econômica Federal; and also raised approximately US$250 million in offshore loans with an average term of 4.5 years. Gross debt denominated in U.S. dollar was 63% at the end of 2011.

The cash and financial investments converted to U.S. dollar decreased by 9% to end the year at US$1,702 million, returning to a normalized level following the disbursement related to the acquisition of Dow’s PP business in October.

Braskem maintains its strategy of liquidity and financial health, and has two stand-by loans with combined value of US$600 million that do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

Net debt at the end of 2011 was US$6,382 million, up by 10% from the US$5,801 million recorded on September 30, 2011. In Brazilian real, this increase was 11%, driven by the US dollar appreciation of 1% in the period. Net debt denominated in U.S. dollar was 73% at the end of 2011.

Financial leverage measured by net debt/EBITDA ratio increased from 2.32x to 2.83x when measured in dollar, mainly as a result of higher disbursements with  investments. In Brazilian real, the financial leverage ratio stood at 3.20x.

On December 31, 2011, the average debt term was 12 years. Considering only the portion denominated in U.S. dollar, the average debt term was around 17 years. The average cost of servicing the Company's debt ended the period at 5.98% in U.S. dollar and 9.82% in Brazilian real.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the company’s consolidated amortization schedule at December 31, 2011.

Only 9% of Braskem’s total debt matures in 2012, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 26 months. Considering the stand by credit lines, this coverage is 29 months.

In early 2012, Braskem also carried out two operations to optimize its debt profile. In late January, the Company issued US$250 million at par value via the reopening of the bond issue due in 2021 with a yield of 5.75% p.a. The high demand for the securities led the issue to close 25bps below the original operation, marking one of the lowest corporate bond premiums in the Brazilian market since the beginning of the year (10 bps). In February, another US$250 million were raised through the reopening of the perpetual bonds originally issued in October 2010. With a coupon of 7.375% p.a., the bonds were placed in the market at a price of 100.375% of face value, which represents a yield of 7.345%, below the initial price.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above their cost of capital, in 2011, Braskem made operational investments in the total amount of R$2.1 billion (excluding capitalized interest), an increase of 17% from the total investment of R$1.8 billion made in 2010 and above the initial estimate of R$1.6 billion. The biggest deviations in relation to the planned figure, as shown below, were:

(i)            the Ethylene XXI project, which received investments 53% above the estimated amount, due to the anticipation of the earthmoving works due to the approach of the region’s rainy season and to the advances made for acquiring the equipment with long manufacturing and delivery lead times;

(ii)           the evolution of the disbursements for the capacity-expansion projects in Brazil, due to the re-planning of the PVC expansion projects and the adjustments made to the new timetable for the start of operations at the new Butadiene plant;

(iii)          the higher spending on maintenance, due to the unscheduled maintenance shutdown at the sites in Camaçari and Alagoas in the first half of the year and the moving forward of the scheduled maintenance shutdown on one of the lines at Camaçari that had been scheduled originally for early 2012 (R$31 million).

Of the total investment in 2011, 33% or R$696 million was allocated to capacity-expansion projects. The PVC expansion project accrued investment of R$518 million, with the new Butadiene plant receiving total disbursements of R$127 million. The Ethylene XXI project in Mexico received total investment of R$191 million in 2011, R$102 million above the initial estimate of R$89 million, as explained above.

In keeping with its objective of maintaining its plants operating at high levels of operating efficiency and reliability, Braskem invested R$469 million in maintenance shutdown.

Braskem, maintaining its public commitments to sustainability and safety, invested R$151 million in the area of Health, Safety and the Environment (HSE) and allocated approximately R$51 million to Technology and Innovation.

For 2012, total investment is estimated at R$1.7 billion, of which around 40% will be directed to capacity expansion projects, 20% to scheduled maintenance shutdowns, 10% to HSE and the remainder to other operational investments.

PROJECT PIPELINE:

In line with its medium and long term strategy, which is focused on expanding in the Brazilian market, diversifying its energy matrix, advancing its international expansion and consolidating its leadership in the biopolymer market, Braskem’s project portfolio comprises the following projects:

SUMMARY OF PROJECTS

Project	Capacity (kton/y)	Investment	Disbursement to date	Characteristics
PVC capacity expansion Alagoas - Brazil	200	US$470 MM or ~R$900 MM	R$604 MM (2010 and 2011)

•         Objective: serve the growing Brazilian market, which in 2011 grew around 4% and imported 330 kton of PVC.

•         Construction: in the final phase. 80% of works completed.

•         Start of operations: May 2012.

•         Financing: R$525 million line from BNDES with total term of 9 years, with 88% denominated in Brazilian real at a cost of TJLP+1.46%; and R$200 million line from BNB.

Butadiene plant Rio Grande do Sul - Brazil	100	R$300 MM	R$127 MM

•         Objective: take advantage of the C4 crude stream and serve the growing global demand for butadiene, whose price increased by around 55% in 2011.

•         Construction: test phase. 69% of the project completed.

•         Start of operations: July 2012.

•         Pre-sale agreements have generated total advances of around R$200 million.

•         BNDES line of up to R$176 million with total term of 9 years.

Green PP To be defined	≥30	To be determined	-	• Project must still be approved by the Board of Directors in 2012, with startup projected for the second half of 2013.
Comperj Rio de Janeiro - Brazil	n/a	To be determined	-

•         2011: conclusion of the first phase of the FEL1 (Front End Loading) engineering process.

•         2012:  final detailing of the scope of the petrochemical project at Comperj (FEL2), based on the definition by Petrobras of the feedstocks to be used.

•         2013e: definition on the development and installation of a project and its examination by the Company’s Board of Directors.

Project	Capacity (kton/y)	Investment	Disbursement to date	Characteristics
Ethylene XXI (ethylene/PE) Location: Coatzacoalcos Veracruz México	1,000	~US$3 bi7 Project Finance	R$191 MM

•         JV between Braskem (65%) and Idesa (35%).

•         Integrated project for the production of 1 million tons each of ethylene and PE.

•         Long term contract (20 years) with PEMEX-Gas, based on Mont Belvieu reference gas price.

•         Project finance: 70% debt / 30% equity

•         In addition to gaining access to attractive feedstock, the project aims to meet the growing Mexican demand for PE of around 1.9 million tons, of which some 70% is currently met by imports.

•         Construction: in 2011, earthmoving works were begun and the acquisition of equipment with long manufacturing and delivery lead times was moved forward; and progress on the Front End Engineering Design (FEED), which is being developed by the project’s consortium of contractors formed by Technip, ICA Fluor and Construtora Norberto Odebrecht (CNO).

•         Priorities for 2012:

o    Structuring of the Project Finance;

o    Starting construction of the industrial plants;

o    Pre-marketing for Mexican clients.

Other MOUs in Latin America	n/a	To be determined	-	• Braskem has projects in less advanced stages in Peru, Venezuela and Bolivia.

▶  Innovation Pipeline - Product Development

Blow molded packaging for large volumes: launch of a new polyethylene resin with high resistance and stiffness for agrochemical packaging applications.

Industrial pails: development of a new polypropylene resin for industrial pails that offers an excellent balance between stiffness and impact resistance. The new resin will allow for producing lighter pails, while offering higher productivity levels and complying with the required standards.

New PP resin for furniture and housewares: development of a resin with exceptionally high stiffness for injection molded outdoor furniture, which can also be used for other applications, such as housewares, home appliances and polypropylene composites.

7 The Capex considers only the fixed investment, not contemplating the working capital needs and the interests of the project.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶  VISIO Program

Moving forward in its permanent commitment to develop Brazil’s plastic chain and in its goal of maximizing value for clients, the Company made progress on various new fronts in 4Q11.

In partnership with Nestlé and Forplas, a plastics manufacturer, a new Polypropylene packaging was developed for the chocolate powdered drink mix segment, which represents a break in the segment’s paradigm by offering plastic packaging in a premium segment. The launch effectively demonstrates Braskem’s commitment to expanding the plastics market.

Braskem, in partnership with Prysmian, the largest global producer of wires and cables for energy and telecommunications, developed the world’s first ecological electrical cable using Green PE. The product received the name Afumex Green and is 100% produced in Brazil.

▶  Solutions for a More Sustainable Life

Seeking to strengthen its corporate contribution to leverage society’s commitment to sustainability, Braskem continues to actively participate in the discussions of the National Commission for Rio+20, the United Nations conference on Sustainable Development to be held in Brazil this year. In December, Braskem once again participated in the discussions on the future path of the global agreement to mitigate and adapt to climate change, which were held in Durban, South Africa. Braskem presented its experience in improving processes and products at three different side events organized by the Brazilian Business Council for Sustainable Development (CEBDS), the German Federation of Industry (BDI) and the International Council of Chemical Associations (ICCA).

The quarter was also marked by progress on the program to promote the social inclusion of garbage collectors of recyclable materials. The program, which assisted 194 garbage collectors at cooperatives primarily in the state of Rio Grande do Sul, expanded its assistance to 666 garbage collectors at cooperatives in the states of Alagoas, Bahia, São Paulo and Rio Grande do Sul. Supporting the training capacity and tools of these cooperatives, Braskem plans to contribute to increasing the income of these people while also helping to increase the rate of plastics recycling. An increase in the income levels of 134 of these garbage collectors has already been observed.

In the management of the social and environmental aspects of Braskem’s relationship with its suppliers, a highlight was the high level of adherence by ethanol suppliers to the code of conduct drafted by the Company, which reached 85%, up from 70% previously. The code requires suppliers to comply with rigorous environmental and social obligations.

Focusing on the Company’s internal management, the fourth quarter was marked by measures to strengthen the management of Processes and Workplace Safety. In the area of workplace safety, we achieved our best quarterly result in five years, which brought the annual personal injury rate with and without lost time to 1.16 injuries/million-man hours, marking the best result ever in the Company’s history.

In the year, a highlight was Braskem’s partnership with Instituto Akatu and Instituto Faça Parte, which developed educational actions that assisted 1,577 schools. This initiative focused on explaining the plastic life cycle and highlighting the social and environmental impacts of these products, which was called “Um novo olhar sobre o plástico” (A new vision of plastics). The positive features include: a) lightness, which increases energy efficiency in applications and lowers greenhouse gas emissions; b) low cost, which enables access to products and services by a larger portion of the population; c) durability, which allows for reuse and recycling. The initiative also stressed the important role that society plays in reducing, reusing and recycling these products.

Finally, it is worth to mention that Braskem has once again been recognized by the Exame’s Sustainability Guide, as one of the model companies in Brazil in sustainability.

OUTLOOK:

The world economy is forecast to grow by 3.3% in 2012, according to the report released by the International Monetary Fund (IMF) in late January, which already considers contraction of 0.5% in the euro zone. With the exception of the United States, where the GDP growth forecast was unchanged at 1.8%, the fund revised downward its growth projections for all other regions. The risk factors remained associated with the potential intensification of the sovereign debt crisis in Europe and the associated impacts on emerging markets.

In the case of Brazil, we expect GDP to grow by around 3.5%. Imported products, which gained ground in the Brazilian market in 2011 in various sectors (textiles, machinery and equipment, motor vehicles, petrochemicals), driven by the granting of ICMS tax benefits at certain ports, the stronger local currency and the robust domestic consumption, should grow more moderately, given that the recent measures adopted by the federal government, such as incentives for domestic vehicles, white goods, textiles, etc., associated with a solution for balancing the competitiveness of local producers in relation to the imported material, should benefit the local producers growth.

Brazil’s robust labor market and continued growth in household income should help improve the performance of the local economy, potentially spurring demand for plastic products, given the rising demand for higher value added products.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) strengthening the partnership with its Clients, with consequent expansion of market share in the domestic market; (ii) supporting the development of the Brazilian petrochemical chain and plastic industry; (iii) pursuing operational efficiency and cost reductions; (iv) adding value to existing streams; and (v) maintaining its solid financial position.

Regarding commodity markets, the political instability in Arab countries, which recently was aggravated by events involving Iran, brought uncertainty and volatility to oil markets and consequently to naphtha markets, which is the main feedstock used by the petrochemical industry.

The scenario remains marked by caution and we expect spreads in the petrochemical industry to remain pressured in 1Q12, despite the recovery in prices. Demand is expected to gradually grow with a consequent spread improvement as of 2Q12.

In the medium and long term, the outlook for the petrochemical industry remains positive. In this light, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and the society as a whole, increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

UPCOMING EVENTS:

▶  4Q11 and 2011 Earnings Conference Call:

Portuguese 10:00 a.m. (Brasília) 9:00 a.m. (US EST) 6:00 a.m. (Los Angeles) 1:00 p.m. (London) Dial-in: +55 (11) 3127-4971 Access code: Braskem	English 12:00 p.m. (Brasília) 11:00 a.m. (US EST) 8:00 a.m. (Los Angeles) 3:00 pm. (London) USA: +1 (888) 771-4371 Other countries: +1 (847) 585-4405 Access code: 31658406

▶  Meetings with Analysts and Investors

INVESTOR RELATIONS TEAM:

Roberta Varella	Susana S. Yamamoto
IR Manager	IR Coordinator
Tel: (55 11) 3576-9178	Tel: (55 11) 3576-9970
roberta.varella@braskem.com.br	susana.yamamoto@braskem.com.br

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9010
daniela.castro@braskem.com.br	pedro.gomes@braskem.com.br

www.braskem.com.br/ri

NOTE:

(i) On December 31, 2011, the Brazilian real/U.S. dollar exchange rate was R$1.8758/US$1.00.

(ii) Braskem’s consolidated results reflect the pro forma consolidation of 100% of the results of Quattor Participações and Sunoco Chemicals, which are assets that began to be consolidated in accordance with the applicable accounting standards as of May and April 2010, respectively. The results of the PP business assets of Dow Chemical began to be consolidated in Braskem’s results as of 4Q11. Braskem’s consolidated financial statements for 2011 were impacted also by the consolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR).

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. With 35 industrial plants, 28 of which in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement – Pro forma

(R$ million)

Income Statement	4Q11	3Q11	4Q10	Change (%)	Change (%)	2011	2010	Change (%)
CONSOLIDATED Pro Forma	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,298	10,388	8,636	-1%	19%	39,816	34,707	15%
Net Revenue	8,710	8,686	6,967	0%	25%	33,176	27,829	19%
Cost of Good Sold	(8,016)	(7,765)	(5,762)	3%	39%	(29,318)	(23,465)	25%
Gross Profit	695	921	1,205	-25%	-42%	3,858	4,364	-12%
Selling Expenses	(215)	(216)	(211)	0%	2%	(824)	(823)	0%
General and Administrative Expenses	(277)	(279)	(347)	-1%	-20%	(1,125)	(1,113)	1%
Other operating income (expenses)	63	(8)	(26)	-	-	22	(104)	-
Non Recurring Expenses Related to Fixed Assets	12	70	(13)	-82%	-	90	(8)	-
EBITDA	718	940	1,074	-24%	-33%	3,742	4,055	8%
EBITDA Margin	8.2%	10.8%	15.4%	-2.6 p.p.	-7.2 p.p.	11.3%	14.6%	3.3 p.p.
Depreciation and Amortization	441	453	466	-3%	-5%	1,721	1,740	-1%
Cost	393	404	453	-3%	-13%	1,545	1,657	-7%
Expenses	48	49	13	-3%	271%	176	82	114%

Note: as of 2Q11, we once again began to fully consolidated Cetrel, retroactive to January 2011.

EXHIBIT II

Consolidated Income Statement – Real8

(R$ million)

Income Statement	4Q11	3Q11	4Q10	Change (%)	Change (%)	2011	2010	Change (%)
CONSOLIDATED Real	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,298	10,388	8,636	-1%	19%	39,816	31,547	26%
Net Revenue	8,710	8,686	6,967	0%	25%	33,176	25,495	30%
Cost of Good Sold	(8,016)	(7,765)	(5,762)	3%	39%	(29,318)	(21,412)	37%
Gross Profit	695	921	1,205	-25%	-42%	3,858	4,083	6%
Selling Expenses	(215)	(216)	(211)	0%	2%	(824)	(719)	15%
General and Administrative Expenses	(277)	(279)	(347)	-1%	-20%	(1,125)	(1,049)	7%
Business Combination	-	-	-	-	-	-	975	-
Other Net Operating Income (expenses)	63	(8)	(26)	-	-	22	(96)	-
Investment in Subsidiary and Associated Companies	1	(1)	(5)	-149%	-113%	(1)	20	-
Operating Profit Before Financial Result	266	416	616	-36%	-57%	1,930	3,215	40%
Net Financial Result	(607)	(2,064)	(541)	-71%	12%	(2,805)	(1,328)	111%
Profit (loss) Before Tax and Social Contribution	(341)	(1,647)	75	-79%	-	(875)	1,887	-
Income Tax / Social Contribution	141	601	282	-77%	-50%	358	2	-
Net Profit (loss)	(201)	(1,046)	356	-81%	-	(517)	1,889	-
Earnings (loss) Per Share	(0.25)	(1.32)	0.45	-81%	-	(0.66)	2.36	-

8 Quattor, Sunoco, Unipar Comercial and Polibutenos in the period from January to April 2010 are not part of the results of Braskem Consolidated, since they were acquired in the second quarter of 2010.

EXHIBIT III

EBITDA Reconciliation

(R$ million)

EBITDA Restatement 4Q11	4Q11	4Q10
EBITDA	718	1,074
Depreciation included in COGS and SG&A	(441)	(466)
Pro Forma EBITDA Impact Elimination / non recurring	(12)	13
Investment in subsidiaries and associated companies	1	(5)
Financial Result	(607)	(541)
Income Tax and Social Contribution	141	282
Net Income (Loss)	(201)	356

EXHIBIT IV

Consolidated Balance Sheet

 (R$ million)

ASSETS	12/31/2011	09/30/2011	Change (%)
	(A)	(B)	(A)/(B)
Current	10,172	10,988	(7)
Cash and Cash Equivalents	2,987	3,254	(8)
Marketable Securities/Held for Trading	170	187	(9)
Accounts Receivable	1,844	2,544	(28)
Inventories	3,624	3,447	5
Recoverable Taxes	1,036	1,184	(13)
Prepaid Expenses	104	[11]	873
Others	407	361	13
Non Current	27,182	25,930	5
Marketable Securities/ Held to Maturity	35	31	13
Compulsory Deposits and Escrow Accounts	174	201	(13)
Accounts Receivable	51	54	(5)
Deferred Income Tax and Social Contribution	1,237	1,112	11
Taxes Recoverable	1,506	1,255	20
Related Parties	58	57	2
Insurance claims	253	-	-
Others Accounts Receivable	183	263	(31)
Investments	41	37	9
Property, Plant and Equipament	20,628	19,886	4
Intangible Assets	3,017	3,034	(1)
Total Assets	37,354	36,918	1

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2011	09/30/2011	Change (%)
	(A)	(B)	(A)/(B)

Current	9,062	9,598	(6)
Suppliers	6,847	7,060	(3)
Financing	1,392	1,399	(1)
Hedge Accounting Opperations	83	72	16
Salary and Payroll Charges	242	290	(16)
Dividends and Interest on Equity	5	5	(1)
Taxes Payable	330	586	(44)
Advances from Customers	19	25	(23)
Sundry Provisions	24	22	8
Other Payable	119	139	(14)
Non Current	18,341	17,245	6
Financing	13,772	12,830	7
Deferred Income Tax and Social Contribution	1,939	1,801	8
Taxes Payable	1,613	1,601	1
Sundry Provisions	298	350	(15)
Advances from Customers	219	185	18
Private Pension Plans	150	109	38
Other Payable	281	271	4
Others	70	98	(29)
Shareholders' Equity	9,951	10,075	(1)
Capital	8,043	8,043	-
Capital Reserve	846	846	-
Profit Reserves	591	1,089	(46)
Treasury Shares	(60)	(60)	-
Other Comprehensive Income	316	327	(3)
Retained Earnings (losses)		(307)	(100)
Non Controlling Interest	215	138	56
Total Liabilities and Shareholders' Equity	37,354	36,918	1

EXHIBIT V

Cash Flow

(R$ million)

Cash Flow	4Q11	3Q11	4Q10	2011	2010

Profit (loss) Before Income Tax and Social Contribution	(341)	(1,647)	75	(875)	1,705
Adjust for Net Income Restatement
Depreciation and Amortization	441	453	466	1,721	1,731
Equity Result	(1)	1	4	1	(20)
Interest, Monetary and Exchange Variation, Net	445	1,847	291	2,292	668
Business Combination	-	-	-	-	(975)
Others	(11)	4	14	2	179
Cash Generation before Working Capital	533	658	850	3,143	3,287
Operating Working Capital Variation
Market Securities	18	68	(86)	91	14
Account Receivable	994	(647)	289	366	184
Recoverable Taxes	(92)	(156)	380	(311)	615
Inventories	49	218	(158)	(382)	(550)
Advanced Expenses	(94)	16	13	(63)	(5)
Dividends	-	-	(4)	-	-
Other Account Receivables	(172)	(110)	(52)	(356)	(65)
Suppliers	(525)	1,303	(47)	1,326	795
Advances from Customers	27	37	(34)	187	(38)
Taxes Payable	(91)	82	(238)	(52)	(637)
Long Term Incentives	(0)	(7)	0	1	7
Other Account Payables	(60)	32	18	(212)	186
Other Provisions	(50)	5	21	(74)	21
Operating Cash Flow	537	1,499	952	3,663	3,814
Interest Paid	(236)	(145)	(262)	(802)	(961)
Income Tax and Social Contribution	(11)	(24)	(31)	(83)	(59)
Net Cash provided by operating activities	290	1,330	659	2,778	2,794
Proceeds from the sale of fixed assets	21	1	1	24	2
Proceeds from the capital reduction of associates	-	-	-	7	-
Additions to Investment	(619)	-	1	(619)	(1,358)
Additions to Fixed Assets	(778)	(644)	(782)	(2,252)	(1,748)
Additions to Intangible Assets	(4)	(4)	13	(11)	(26)
Financial Assets Held to Maturity	(2)	(1)	250	(14)	256
Cash used in Investing Activities	(1,382)	(648)	(516)	(2,866)	(2,874)
New Loans	1,985	2,014	1,499	7,123	6,226
Amortization and Paid Interests	(1,229)	(1,711)	(2,109)	(6,043)	(10,576)
Repurchase of Shares	-	-	(0)	(1)	(0)
Dividends	-	(0)	2	(665)	(2)
Non controlling interests	80	-	-	80	-
Capital Increase	-		(4)		3,765
Others	2	4	-	0	-
Cash used in Financing Activities	838	307	(612)	495	(587)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companie	(12)	(104)	(3)	(117)	(3)
Increase (decrease) in Cash and Cash Equivalents	(267)	884	(472)	289	(670)
Represented by	-	-	-	-	-
Cash and Cash Equivalents at The Beginning of The Year *	3,254	2,370	3,096	2,698	3,294
Cash and Cash Equivalents at The End of The Year	2,987	3,254	2,624	2,987	2,624
Increase (Decrease) in Cash and Cash Equivalents	(267)	884	(472)	289	(670)

* As of 2Q11, we once again began to fully consolidated Cetrel, retroactive to January 2011. Therefore, Starting Cash in 2Q11 considers additional Cash at Cetrel.

EXHIBIT VI

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11

Polyolefins
PE's	590,379	630,398	676,819	639,180	576,414	620,383	623,964	570,375
PP	388,551	359,623	417,914	431,534	400,940	358,470	423,381	382,702

Vinyls
PVC	122,614	110,466	125,170	117,309	92,855	107,415	121,120	117,505
Caustic Soda	114,955	124,611	121,981	99,225	63,962	74,409	118,105	110,447
EDC	26,889	20,930	28,077	19,232	1,326		5	24,675
Chlorine	14,610	13,665	11,840	12,225	10,607	11,155	12,181	12,021

Basic Petrochemicals
Ethylene	791,358	832,218	861,717	791,333	739,176	808,278	812,442	759,262
Propylene	377,468	389,790	399,689	353,195	342,698	379,448	365,629	324,245
Benzene	232,408	234,155	234,066	208,150	204,124	221,063	203,897	189,582
Butadiene	83,044	83,524	84,272	70,868	72,752	80,939	84,245	76,598
Toluene	31,608	37,283	43,638	36,673	38,762	38,231	34,070	22,655
Fuel (m³)	209,333	221,934	234,511	218,287	169,897	208,945	213,302	219,175
Paraxylene	45,647	41,838	44,684	28,994	31,326	41,801	34,541	31,543
Orthoxylene	23,545	24,937	24,290	18,630	16,174	21,656	17,667	18,346
Isoprene	4,993	4,854	4,927	2,748	2,474	2,005	3,855	4,213
Butene 1	19,141	21,983	20,801	19,418	20,690	18,932	15,562	11,783
ETBE	77,031	82,723	81,627	69,558	72,052	76,373	74,181	61,636
Mixed Xylene	18,243	23,205	23,511	23,742	22,279	20,117	25,843	27,316
Cumene	70,409	70,896	69,881	75,098	71,379	83,561	72,708	67,882
Polybutene	5,155	7,316	5,201	6,841	5,659	7,053	3,846	6,300
GLP	5,843	7,117	13,329	9,772	9,988	4,620	7,668	10,760
Fuel Oil	7,408	7,504	7,841	6,143	5,479	6,867	6,145	4,514
Aromatic Residue	14,557	15,319	16,874	22,105	37,529	42,051	41,816	31,231
Petrochemical Resins	3,559	3,226	3,421	3,446	3,688	4,227	3,383	5,810

International Business
PP	178,437	218,834	233,765	208,986	194,921	187,577	198,008	429,678

EXHIBIT VII

Sales Volume - Domestic Market

Domestic Market Sales Volume
CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11

Polyolefins
PE's	384,464	390,365	475,227	424,769	366,310	371,823	418,298	368,502
PP	296,668	288,344	328,207	320,083	290,071	272,456	303,560	283,727
Vinyls
PVC	123,158	120,895	130,783	129,945	106,435	119,742	135,350	122,468
Caustic Soda	100,859	114,242	127,474	120,496	90,331	96,849	112,447	115,370
Chlorine	14,628	13,442	11,801	11,795	11,076	11,096	12,269	12,114

Basic Petrochemicals
Ethylene	127,399	142,144	125,576	112,287	122,464	124,022	121,969	122,833
Propylene	67,549	62,468	63,668	60,361	52,307	57,107	53,249	55,035
Benzene	118,852	108,661	97,361	93,331	107,934	103,569	112,462	96,880
Butadiene	73,778	54,899	62,788	58,750	62,239	68,659	68,153	53,864
Toluene	24,783	21,715	23,333	24,592	22,504	23,797	28,148	29,240
Fuel (M3)	204,787	193,383	202,196	228,330	223,792	212,659	201,803	224,284
Orthoxylene	21,910	25,211	23,352	21,045	16,354	19,410	17,805	18,473
Isoprene	2,501	3,203	3,532	3,129	1,488	1,573	1,509	1,602
Mixed Xylene	19,466	18,324	21,221	20,881	18,754	17,992	21,238	25,042
Cumene	69,347	72,217	72,032	75,294	75,027	76,153	76,066	63,629
Isobutene	5,155	7,316	4,212	3,527	2,600	3,658	3,647	2,096
GLP	7,956	5,981	11,928	8,021	9,788	5,548	7,385	12,048
Fuel Oil	7,408	7,504	11,159	6,135	5,477	6,866	6,145	4,278
Aromatic Residue	14,995	14,618	14,881	15,432	31,143	50,750	44,062	35,522
Petrochemical Resins	2,154	2,356	2,497	2,213	2,816	2,505	2,461	2,110

EXHIBIT VIII

Sales Volume - Export Market and International Business

Export Market Sales Volume
CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
Polyolefins
PE's	186,982	177,232	241,935	217,179	192,403	221,140	260,168	208,051
PP	66,808	58,835	100,523	104,564	102,980	89,160	129,319	100,189
Vinyls
PVC	-	73	48	73	144	48	120	120
Caustic Soda	1,003	4,898	-	-	-	-	-	-
EDC	26,026	24,302	25,908	12,986	10,800	-	-	12,791

Basic Petrochemicals Unit
Propylene	37,257	53,256	41,197	28,688	33,084	43,965	43,478	35,062
Benzene	75,566	75,193	81,850	61,288	44,653	52,256	44,254	43,015
Butadiene	13,617	23,742	23,692	16,840	10,058	10,122	17,350	21,097
Toluene	3,324	9,649	30,801	6,779	14,960	6,889	27,700	15,095
Fuel (M3)	9,246	28,992	17,424	987	-	8,409	4,174	6,018
Paraxylene	47,988	47,238	45,905	31,282	30,396	33,459	38,144	36,419
Isopropene	2,359	1,681	1,600	48	807	835	1,658	3,262
Butene 1	6,732	14,413	7,345	6,119	5,025	8,173	4,353	2,005
ETBE	62,749	80,302	81,709	70,073	81,097	60,955	82,966	71,907
Mixed Xylene	318	4,067	3,370	4,906	1,341	265	2,753	398
Isobutene	-	-	-	3,001	2,823	2,192	2,447	1,303
Petrochemical Resins	1,998	1,639	987	787	1,244	984	1,271	1,186

International Business
PP	200,247	202,441	227,954	209,453	199,518	184,744	206,387	426,174

EXHIBIT IX:

Consolidated Net Revenue

Net Revenue by Segment
Million of R$	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11

Polyolefins
Domestic Market	2,151	2,306	2,575	2,446	2,297	2,319	2,397	2,181
Export Market	652	648	828	814	810	857	1,033	838

Vinyls
Domestic Market	391	411	426	454	377	442	442	408
Export Market	21	23	19	10	8	0	0	5

Basic Petrochemicals
Domestic Market
Ethylene/Propylene	422	463	398	367	422	499	440	454
Butadiene	209	192	231	192	229	343	426	259
Cumene	137	162	143	140	161	188	185	157
BTX	296	289	228	231	281	298	301	284
Others	304	295	308	333	341	382	366	402
Export Market
Ethylene/Propylene	94	126	100	70	86	127	129	81
Butadiene	39	88	86	55	37	53	111	89
BTX	240	230	232	185	209	201	230	210
Others	146	222	179	154	182	191	226	181

International Business	569	575	594	529	653	735	722	1,319

Resale*
Domestic Market	52	73	200	69		2	11
Export Market	207	262	504	599	908	1,216	1,162	1,058

Quantiq**	115	152	261	262	174	204	192	205

Others	525	229	235	56	214	310	314	581
Total	6,568	6,747	7,547	6,967	7,388	8,368	8,686	8,710
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

29

EXHIBIT X

Results by Segment

(R$ million)

Results by Business Segment YTD 2011
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	23,081	12,711	1,731	3,427	40,950	(7,774)	33,176
Cost of Goods Sold	(20,874)	(11,590)	(1,608)	(3,276)	(37,348)	8,030	(29,318)
Operating Expenses	(575)	(803)	(178)	(166)	(1,724)	(205)	(1,928)
Operating Profit	1,631	318	(56)	(15)	1,878	52	1,930

Results by Business Segment YTD 2010
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	19,284	12,590	1,799	2,266	35,940	(8,111)	27,829
Cost of Goods Sold	(16,890)	(10,997)	(1,606)	(2,080)	(31,573)	8,108	(23,465)
Operating Expenses	(724)	(735)	(141)	(60)	(1,661)	(368)	(2,029)
Operating Profit	1,670	857	52	126	2,706	613	3,318

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.